Exhibit 7

Statement of Ratio of Earning to Fixed Charges

	Year Ended December 31,
	(Dollars in thousands)

	2015	2014	2013	2012		2011
Consolidated income (loss) before income tax and non controling interest	(41,694)	(47,211)	14,518	(65,733)		(19,972)
Income (loss) from discontinued operations	-	-	-	-		-
Investment in affiliates	817	1,056	520	1,175		1,073
Interest expense continuing operations	33,472	32,825	30,840	33,576		33,103
Amortization of capitalized interest
Amortization of debt issue costs	2,607	2,272	2,711	2,217		2,323
Interest expense discontinued operations	-	-	-	-		-
Earnings	(4,798)	(11,058)	48,589	(28,765)		16,527

Interest expenses continuing operations	33,472	32,825	30,840	33,576		33,103
Interest expenses discontinued operations	-	-	-	-		-
Amortization of debt issue	2,607	2,272	2,711	2,217		2,323
Capitalized interest	-	-	-	-		-
Fixed charges	36,079	35,097	33,551	35,793		35,426
Ratio of earnings to fixed charges	-	-	1.4	-	(1)	-

Dollar amount of deciciency in earnings to fixed
charges	40,877	46,155		64,558	(1)	18,899

(1) In this fiscal year the earnings were inadequate to cover fixed charges.